Exhibit 16.1

Ross Law Group, pllc

75 Maiden Lane, Suite 607

New York, NY 10038

United States

+1 212 379 6750

www.RossLawGroup.co

Gary J. Ross, Esq.	Email: Gary@RossLawGroup.co

January 26, 2021

Mr. Mitchell Austin

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Robot Cache US Inc.
Draft Offering Statement on Form 1-A Submitted November 20, 2020
CIK No. 0001832460

Dear Mr. Austin:

Robot Cache US Inc. (“Robot Cache,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated December 16, 2020 (the “Comment Letter”), relating to the Company’s filing on November 20, 2020 of the Company’s Offering Statement on Form 1-A (the “Offering Statement”). On behalf of the Company, we are concurrently filing a revised Offering Statement (the “January 26 Amendment”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in the Offering Statement.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Form 1-A filed November 20, 2020

General

1.	Disclosure indicates that the Robot Cache Platform enables users to use their computers to validate blockchain transactions, or “mine,” on an opt-in basis. In exchange for a user’s mining activities, you state that you credit a user 85% of the mining awards in the form of your own digital currency, IRON, and retain the remaining 15% of the mining awards. With respect to these mining activities, please clarify the following:

●	Please clarify, if true, that users who opt in to mining become a part of your mining pool that mines for third-party digital assets;

January 26, 2021

This is correct. See revised disclosure on page 28 of the January 26 Amendment.

●	Please identify the blockchain networks whose transactions users verify and the related digital assets that are mined;

See revised disclosure on page 28 of the January 26 Amendment.

●	Please disclose whether you hold any digital assets that are received as rewards for mining or whether you convert them into fiat currency after receipt; and

The Company’s mining pool provider, H-BIT, d.o.o. (d/b/a “NiceHash”), holds the digital assets and the Company liquidates them into fiat currency through its custodian Coinbase at the end of each calendar month. See revised disclosure on page 28 of the January 26 Amendment.

●	Please describe risks related to these mining activities. For example, discuss potential claims a user may bring against the company for using the user’s resources to mine as well as the volatility of the digital assets that are being mined.

See revised disclosure on pages 11 and 28 of the January 26 Amendment.

2.	We note that you have held digital assets in the past and that you receive digital assets through the mining efforts of your mining pool. Please ensure you fully describe your holdings of digital assets and your storage and custodial practices related to these digital assets. For example, please address the following:

●	The volatility, fragmentation, potential for manipulation and general lack of regulation of the secondary markets in which digital assets trade and the resulting liquidity, valuation and earnings challenges; and

The Company respectfully notes that its holdings of cryptocurrencies at the end of December 31, 2019 amounted to $5,031 and were $0 by June 30, 2020. Thus cryptocurrencies are not a significant part of the Company’s assets. The Company received cryptocurrency in 2018 due to its subsidiary selling SAFTs in the Token Offering. Since the Company no longer has any plans to issue any tokens or other digital assets, the Company does not anticipate holding cryptocurrency in the future, other than as a result of the mining pool activities described elsewhere. See related disclosure on page 38 of the January 26 Amendment.

January 26, 2021

The Company relies on its custodian Coinbase to store all of the digital assets held by the Company. The Company also exchanges all of the cryptocurrency it receives as a result of the mining efforts of its mining pool for fiat currency via Coinbase, which the Company understands is a regulated broker-dealer, at the end of each calendar month, at prices publicly quoted on Coinbase. The Company has no plans to trade cryptocurrency on any unregulated secondary market (or anywhere at all other than Coinbase). Thus, the Company believes it is unaffected with any general valuation or manipulation concerns with digital assets, other than as they pertain to volatility (which is discussed on page 12 of the January 26 Amendment). See revised disclosure on pages 28-29 of the January 26 Amendment.

●	Any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach.

The Company’s custodian, Coinbase, holds its digital assets. The Company does not store digital assets on its own systems for any significant period of time. Since the Company exchanges all of the cryptocurrency it receives as a result of the mining efforts of its mining pool for fiat currency via Coinbase at the end of each calendar month, the Company does not keep a significant amount of digital assets on its servers. Therefore, any security breach that resulted in the loss of digital assets would not have a deleterious effect on the Company or its business.

3.	You disclose that users who opt in to mining receive units of your digital currency, IRON, in exchange for their mining efforts and that the amount of IRON users receive is equal in value to 85% of the value of users’ mining efforts. Please clarify the following:

●	Please describe how a user’s mining efforts are valued. In this regard, we note that a user becomes part of your mining pool and that the pool receives digital assets for its mining efforts;

The Company does not set a value for any user’s mining efforts. Once a mining pool has validated a blockchain transaction, the Company is notified by the mining pool provider of the amount of the digital assets resulting from the validation (e.g. ETH or BTC), and the Company credits each user in the mining pool with a pro rata portion of 85% of such resulting digital assets. See related disclosure on pages 11, 12, and 33 of the January 26 Amendment.

January 26, 2021

●	Please describe how and when a user’s mining efforts are converted into a specific number of units of IRON. In this regard, we note that the volatile nature of the mined digital assets would seem to potentially play a significant role in the amount of IRON a user receives; and

See responses to question 2 above. Once a mining pool has validated a blockchain transaction and has been rewarded with a cryptocurrency, within one minute the Company will credit each user in the mining pool with IRON equal to a pro rata portion of 85% of the cryptocurrency resulting from the validation. Thus the exchange risk for the user is limited to that one minute between the mining pool receiving the cryptocurrency award and each user being credited with IRON. Though we acknowledge the volatility of most if not all digital assets, we do not believe this single minute results in a significant risk to the users. See revised disclosure on page 28 of the January 26 Amendment.

●	While we note your statement that IRON is “not an ERC-20 or other utility or security token, may not be withdrawn from the Robot Cache Platform and, unlike a “cryptocurrency,” is not tradable on cryptocurrency or other exchanges”, please clarify whether IRON has a fixed value or whether it fluctuates in value and whether IRON is tradable between users on your platform.

IRON has a fixed value of $0.01 USD. IRON is NOT tradeable on the Company’s platform. See revised disclosure on page 28 of the January 26 Amendment.

4.	Separate from the mining activities discussed above, we note that your platform uses blockchain technology for its digital rights management systems and copy protection. Please clarify the following:

●	Whether your platform is: (i) dependent on another blockchain and, if so, the risks and challenges related to such reliance; or (ii) runs its own blockchain and, if so, the risks and challenges related to developing and maintaining the blockchain; and

See revised disclosure on page 28 of the January 26 Amendment.

●	Whether the use of blockchain technology on your platform entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used.

The Company has no current plans to create, issue or otherwise use any digital assets, except for IRON and in connection with DRM/copy protection, as described in the Offering Statement. See revised disclosure on page 29 of the January 26 Amendment.

5.	Article 10 of your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company acknowledges that the forum selection provision in its certificate of incorporation would not apply to suits arising under the Exchange Act and it further acknowledges that with respect to suits arising under the Securities Act, the enforceability of forum selection provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the forum selection provision contained in the Certificate of Incorporation with respect to any such suit to be inapplicable or unenforceable in such action. The Company has added an additional risk factor pertaining to this item to page 13. See revised disclosure on page 49 of the January 26 Amendment.

Implications of being an Emerging Growth Company, page 4

January 26, 2021

6.	Disclosure here indicates that you will qualify as an emerging growth company and that this will be significant if and when you become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Please revise to clarify whether you intend to register a class of securities under Section 12 of the Exchange Act and whether you intend to do so by filing a Form 10 or a Form 8-A in connection with this offering statement. To the extent you intend to become an Exchange Act reporting company in connection with this offering, please revise to briefly summarize your Exchange Act reporting obligations. Otherwise, please revise to briefly summarize your reporting obligations as a Tier 2 Regulation A issuer.

We have clarified that the Company does not intend to register a class of securities under Section 12 of the Exchange Act. Furthermore, we have summarized the Company’s reporting obligations as a Tier 2 Regulation A issuer. See revised disclosure on pages 2 and 6 of the January 26 Amendment.

Use of Proceeds, page 23

7.	On pages 23 and 24, you discuss projections derived from certain “‘key performance indicators.” In light of the fact that you base many of these projections on your results from the three months ended September 30, 2020, tell us what consideration you gave to including interim unaudited financial statements for this period. Additionally, in your MD&A section or elsewhere, please ensure you define each KPI and provide historical KPI data. For example, define Registered User and provide your number of Registered Users as of September 30, 2020.

See revised disclosure on pages 22 and 40 of the January 26 Amendment. In addition, the Company has decided to include interim unaudited financial statements for the nine months ended September 30, 2020. See pages F-14 to F-23 of the January 26 Amendment.

8.	Please provide the basis for your projections that you will have approximately 4 million users one year after the date of the offering, 12 million users by 2022 and 18 million users by 2023. Include any assumptions or uncertainties relating to your projections.

See revised disclosure on pages 40-41 of the January 26 Amendment.

Prior Token Offering and Conversion to Common Stock, page 29

January 26, 2021

9.	You disclose that certain investors in a prior token offering agreed to amend their simple agreements for future tokens to receive shares of common stock instead of tokens. Please disclose the number of investors, the aggregate number of shares of common stock issued to these investors and the exemption from Securities Act registration relied upon to issue these shares.

See revised disclosure on page 29 of the January 26 Amendment.

Item 9. Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Results, page 33

10.	Please revise to provide a discussion of your results of operations for the interim periods presented, including the causes of material changes from period to period in each financial statement line item. Refer to Part II, Item 9 of Form 1-A.

See revised disclosure on pages 33-36 of the January 26 Amendment.

Liquidity and Capital Resources, page 35

11.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350 for additional guidance.

See revised disclosure on page 35 of the January 26 Amendment.

Security Ownership of Management and Certain Securityholders, page 43

12.	In addition to providing beneficial ownership disclosure for each executive officer or director who beneficially owns more than 10% of your common stock, please ensure you provide beneficial ownership disclosure for any other stockholder who beneficially owns more than 10% of your common stock. In this regard, we note that your offering statement references a large Chinese investor and investors who received shares of common stock in exchange for other securities.

All stockholders who beneficially own more than 10% of the Common Stock are disclosed in the Offering Circular. The referenced Chinese investor holds four percent (4%) of our common stock. In the Offering Statement we had stated that the investor was “one of our largest Chinese investors.” However, we have removed the word “largest” in order to avoid confusion. See revised disclosure on page 32 of the January 26 Amendment.

Part F/S

Note 5. Debt, page F-10

January 26, 2021

13.	Please revise to disclose the original terms of the SAFTs and explain how they differed for each investor. Also, revise to clarify how the June 2019 board resolution impacted such terms and disclose the conversion terms resulting from such resolution.

See revised disclosure in Note 5 on page F-12 of the January 26 Amendment.

Balance Sheet

As of June 30, 2020, page F-12

14.	Please ensure that your interim financial statements fully comply with the requirements of Rule 8-03 of Regulation S-X. Refer to Part F/S(c)(1)(i) of Form 1.A. For example, at a minimum such financials should be revised to address the following:

	●	Label the financial statements as unaudited and ensure such statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading;

	●	Provide a balance sheet as of the end of the preceding fiscal year as well as statements of comprehensive income and cash flows for the comparable period of the preceding fiscal year;

	●	Include a separate line item in your for profit and loss statement for each expense category presented in your annual statements of operations that exceeds 20% of sales or gross revenues;

	●	Include an analysis of the changes in each caption of stockholders’ equity in a separate statement or in the notes to the financial statements; and

	●	Provide footnote and other necessary disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 to F-23 of the January 26 Amendment to reflect changes that address the Staff’s comment.

15.	Please explain how you determined the fair value of the “investment in stocks (USD)” at June 30, 2020, which appears to consist solely of your investment in common shares of THC Therapeutics.

Assets are normally revalued at the end of each year, and thus the value the Company used in the interim financials for the six months ended June 30, 2020 for the THC Therapeutics stock was $153,440, which matches the value on December 31, 2019. The Company acknowledges that had the asset been revalued on June 30, 2020, at a price of $.065 on June 30, 2020 the THC Therapeutics stock would have at that time been worth $35,620.

* * *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross